Exhibit 99.1

Focus Media to Acquire Allyes
China’s Largest Life-style Media Company Entering Internet Advertising Market

SHANGHAI, China, February 28, 2007 — Focus Media Holding Limited (Nasdaq: FMCN), China’s largest out-of-home multi-platform life-style media company, today announced that it has entered into a definitive agreement to acquire Allyes Information Technology Company Limited, the largest internet advertising service company in China. This acquisition will enable Focus Media to enter China’s growing Internet advertising market.

Allyes is the largest Internet advertising agency and provider of Internet advertising technology in China. Its proprietary software application suite, ‘AdForward’, which covers all aspects of online ad publishing, creative production, tracking, targeting, and performance analysis, is used by over 80% of independent commercial websites and ad agencies in China, including Sina and Taobao. Its rich-media Internet technology also leads China’s market. Based on the significant number of Internet advertising campaigns it has executed since its inception in 2000, its widely-used Internet application software and its unique tracking technology, Allyes has accumulated a large database of Internet viewers, segmented based on individual behavior. Allyes initiated the performance-based on-line advertising model in China. Its revolutionary advertising network, ‘SmartTrade’, allows advertisers to pay by CPA (Cost per Action), and directly links advertising cost with performance. SmartTrade has integrated advertising resources from over 5,000 popular websites, making it the largest pay-for-performance online advertising network in China, and generating over 300 million daily impressions.

Jason Jiang, Chairman and Chief Executive Officer of Focus Media said, “This acquisition is strategically important to Focus Media. It extends our life-style media platform to one of the fastest growing media segment in China, the Internet, reaching the high-end of urban consumers. The acquisition of Allyes enables Focus Media to quickly establish itself as one of the market leaders in this area while adding a new channel for us to reach Chinese urban consumers based on their lifestyle and consumer behavior. We believe that by combining Allyes’ behavior-based advertising solution for Internet audience segmentation with our existing advertising service offerings, Focus Media will deliver more comprehensive media solutions to our advertisers and improve their ROI (Return on Investment).”

David Zhu, Chief Executive Officer of Allyes commented, “Allyes is an innovative leader in China’s internet advertising market. The Allyes model reflects new trends in Internet adverting. I believe rich-media advertising will become the dominant form of Internet advertising and Allyes, with our technology strengths and the wide coverage, will be a leader in this market in China. In addition, Internet media differentiates itself from traditional media most significantly by segmentation and interactivity. Allyes’ widely-used application technology provides a solid foundation for behavior-based segmentation. By aggregating a wide number and scope of independent web spaces, Allyes has created a large-scale highly interactive media ad network, standing out from individual web operators. This hyper-network delivers demographically targeted advertisements throughout a viewer’s browsing activities. The interactivity of the Internet also allows advertisers to link advertising directly with output, making CPA-based pricing possible.“

According to iResearch, China Internet advertising will reach RMB 9 billion in 2007 and maintain over 30% annual growth for the next eight years. With this acquisition, Focus Media’s life-style media consists of its commercial location network, in-store network, poster frame network, Focus Media wireless, outdoor LED, movie theatre and Internet advertising networks.

The transaction is expected to close by the end of March 2007, subject to customary closing conditions. Under the agreement, Focus Media will acquire a 100% equity stake of Allyes for US$70.0 million in cash and US$155.0 million in the form of Focus Media ordinary shares (valued at US$77.62 per ADS, each of which represents 10 Focus Media ordinary shares), and an additional payment of up to US$75.0 million in Focus Media ordinary shares (valued at US$77.62 per ADS) contingent upon Allyes meeting certain earnings targets during the twelve month period from April 1, 2007 to March 31, 2008. All Focus Media shares issued in the transaction will be newly issued. David Zhu has signed an employment agreement with Focus Media and will remain as the CEO of Allyes. The transaction is expected to be accretive to Focus Media’s earnings per share in 2007 excluding potential additional intangible amortization resulting from the acquisition.

FORWARD-LOOKING STATEMENTS

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. This information may involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Although Focus Media believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Potential risks and uncertainties include, but are not limited to, the risk that the transaction may not close when expected or at all, the China Internet advertising market may not grow as expected and the risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) is China’s leading out-of-home multi-platform life-style media company, which operates the largest out-of-home advertising network in China using audiovisual flat-panel displays. Based on an audience-centric approach, Focus Media provides targeted advertising channels which cover specific demographics groups and their daily activities, from office buildings to retail chain stores, residential building, shopping malls, golf country clubs, airports, and airport transit buses. As of December 31, 2006, Focus Media had approximately 85,300 display units in our commercial location network, 38,700 display units in our in-store network, 99,700 advertising poster frames installed throughout China and 200 outdoor LED displays in Shanghai. Over 3,000 international and domestic advertisers had placed advertisements through our networks as of December 31, 2006. For more information about Focus Media, please visit our website ir.focusmedia.cn.

ABOUT ALLYES

Allyes is a pioneer in the internet advertising industry in China and is the largest Internet advertising agency and provider of Internet advertising technology in China. Since inception in 2000, Allyes has developed new forms of Internet marketing solutions for advertisers, advertising agencies and Web publishers in China. Allyes was funded by IDG, IDG-Accel and Oak Investment Partners.

INVESTOR AND MEDIA CONTACT:

Jie Chen Focus Media Holding Limited Tel: +86-21-3212-4661 ext 6607 Email: ir@focusmedia.cn         .